Exhibit 1

Oi S.A. - In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Appointment of Chief Executive Officer

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that the Board of Directors of the Company unanimously elected Mr. Eurico de Jesus Teles Neto as Chief Executive Officer, for the remainder of the term, to be occupied concurrently with his position as Chief Legal Officer, thus ratifying the appointment, also unanimous, by the Board of Executive Officers on November 24, 2017.

Rio de Janeiro, November 27, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. - In Judicial Reorganization